UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants and Employee Relations Committee
Colgate-Palmolive Company Employees Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2007.

Philadelphia, Pennsylvania
June 25, 2025

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2024 and 2023
(Dollars in thousands)

	2024	2023
Assets
Investments:
Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	$2,558,167	$2,313,132
Investments at fair value	687,500	678,129
Receivables:
Company contributions	10,065	1,781
Participant contributions	—	1,772
Dividends and interest	4	8
Notes receivable from participants	12,401	11,972
Total receivables	22,470	15,533
Total assets	3,268,137	3,006,794

Liabilities
Long-term note payable to Colgate-Palmolive Company	19	116
Accrued interest on note payable	10	11
Total liabilities	29	127
Net assets available for benefits	$3,268,108	$3,006,667

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024
(Dollars in thousands)

Additions
Net investment income/(loss):
Interest	$68
Dividends	586
Appreciation in the fair value of investments, net	96,913
Change in Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	351,901
Net investment income/(loss)	449,468

Contributions:
Company	70,690
Participant	66,127
Rollover	7,161
Total contributions	143,978

Interest income on notes receivable from participants	780

Total additions	594,226

Deductions
Administrative expenses	(3,239)
Distributions to participants	(329,543)
Interest expense on note payable	(3)
Total deductions	(332,785)

Increase in net assets available for benefits	261,441
Net assets available for benefits – beginning of year	3,006,667
Net assets available for benefits – end of year	$3,268,108

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also an employee stock ownership plan (“ESOP”). Colgate Common Stock Fund (Fund D) and Colgate Common Stock Fund (Fund E) are held within a separate trust (the "ESOP Shares Trust"), and Colgate Common Stock Fund (Fund B) and all other investment funds are held within the Colgate-Palmolive Savings & Investment Plans Master Trust (the "Master Trust"). State Street Global Advisors (the “ESOP Trustee”), a division of State Street Bank & Trust Company, is the trustee of the ESOP Shares Trust. The Bank of New York Mellon is the trustee of the Master Trust, and the custodian of the Plan. The recordkeeper of the Plan is Alight Solutions LLC.
Except as noted below, the Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective April 1, 2024, employees are eligible to participate in the Plan upon hire, regardless of their scheduled or completed hours. Prior to that, employees eligible to participate in the Plan were required to meet certain minimum hourly service requirements and be at least 18 years old.

As of December 31, 2024, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
American Funds EuroPacific Growth Fund	Primarily invests in stocks of companies in Europe and the Pacific Basin
Baird Core Plus Bond Fund	Primarily invests its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily invests in stocks of companies with total market value of less than $2 billion at the time of the initial investment
T. Rowe Price US Large-Cap Growth Equity	Primarily invests its assets in the common stock of a diversified group of growth companies
Diamond Hill Large Cap Value Fund	Primarily invests at least 80% of its assets in large capitalization companies, defined as companies with a market capitalization of $5 billion or more
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches
State Street US Bond Index	Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Bloomberg U.S. Aggregate Bond Index over the long term
State Street Global All Cap Ex-US Equity Fund	Fund seeks an investment return that approximates as closely practicable, before expenses, the performance of the MSCI ACWI ex USA IMI Index over the long term
State Street S&P 500 Index Fund	Fund seeks an investment return that approximates as closely practicable, before expenses, the performance of the S&P 500 Index over the long term
State Street Small/Mid Cap Index Fund	Fund seeks an investment return that approximates as closely practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan

In 1989, the Company expanded its ESOP through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements.
During 2000, the ESOP entered into a loan agreement with the Company under which the benefits for the ESOP may be extended through December 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by ESOP Fund D, both paid by the Company to the ESOP. In addition, the Company guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements. This minimum funding guarantee was fully satisfied as of November 2018.

As of December 31, 2024 and 2023, the ESOP had outstanding loans from the Company of $19 and $116, respectively, bearing an average interest rate of 5.7% per year. During 2024, the Company did not make any contributions to the ESOP.

Dividends on stock held by ESOP Fund D are paid to the ESOP and, together with cash contributions from the Company, (a) are used by the ESOP to repay principal and interest on the long-term notes, or (b) are credited to participant accounts.

A portion of the ESOP Fund D shares are released periodically for allocation to participants based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2024, 7,334,758 common shares (valued at $666,803) were released and allocated to participant accounts and 93,585 common shares (valued at $8,508) were available for future release and allocation to participant accounts. As of December 31, 2023, 8,020,708 common shares (valued at $639,330) were released and allocated to participant accounts and 327,396 common shares (valued at $26,097) were available for future release and allocation to participant accounts. The released ESOP shares are allocated to fund the employer portion of the various Plan programs described below. In 2025, the shares of common stock held by ESOP Fund D that were available to be allocated were exhausted, and remaining employer contributions were made in cash.

Savings Program

Participant Contributions

Under the Savings Program, participants generally can contribute to the Plan between 1% and 25% of their eligible earnings as defined in the Plan document, which include base salary, overtime, commissions, and eligible bonuses. Eligible participants are automatically enrolled 45 days after their hire date (or first eligibility date) to contribute 6% of eligible earnings to the Plan unless they affirmatively elect not to participate or to contribute at a different rate. The contribution rate for automatically enrolled participants automatically increases by 1% each year until the contribution rate reaches 10%. The contribution rate for participants automatically enrolled prior to January 1, 2023 was 3% of eligible compensation and the automatic increase was 1% per year until the contribution rate reached a maximum of 6%. For purposes of participant contributions, eligible earnings for global expatriates include base salary only. Participant contributions for “highly compensated employees”, as defined by the Internal Revenue Code of 1986, as amended (“IRC”), were limited to less than 25% of eligible earnings for 2024. Participants may generally begin, suspend or resume contributions, change their contribution rate and change the allocation of their contributions between before-tax, Roth, and after-tax on a daily basis. Note that after 2024, after-tax contributions are no longer permitted. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax and Roth contribution for participants was $23 for 2024. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax and Roth contribution are eligible to make additional catch-up contributions. Under the IRC, the maximum allowable catch-up contribution was $7.5 for 2024 on a combined pre-tax and Roth basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of participant contributions up to 6% of eligible earnings, depending on years of service and collective bargaining agreements. Company matching contributions are invested in the same manner as participant elections for investment of their participant contributions. Contributions made are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination. Effective April 1, 2024, employer contributions, including Company matching contributions are not available to interns.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax and Roth money from Section 403(b) plans and governmental Section 457 plans, as well as before-tax, Roth, and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Retirement Contributions Program

Eligible employees generally receive Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) of 4% to 15% of eligible earnings depending on years of service and prior eligibility status in the Company’s Employees’ Retirement Income Plan. Unless provided for by a collective bargaining agreement, employees of Hill’s Pet Nutrition, Inc. who are covered by such agreement(s) are not eligible for these Company retirement contributions. Effective as of January 1, 2020, executive employees no longer receive ABRCs in the Plan. Effective April 1, 2024, employer contributions, including BRCs, are not available to interns.

Company retirement contributions are allocated to the Plan’s investment funds in the same manner as employee elections for investment of their own contributions. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with participants. Under the Success Sharing Program, a Success Sharing Account (“SSA”) is established within the Plan for each eligible participant. If the Company determines that it has met or exceeded annual financial targets and, in its discretion, determines that an SSA allocation will be made for a given year, amounts are allocated to participant accounts according to a predetermined formula that is equal to a percentage of the eligible participant’s eligible earnings. This program is generally available to eligible participants (other than interns) who are still employed on the last day of the applicable year. Participants are at all times fully vested in the value of their SSA. SSA allocations can be funded in cash, shares of common stock or a combination thereof. To the extent an allocation is funded with shares of common stock, such allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation to Fund D, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E. In 2025, the shares of common stock that were available to be allocated and credited to Fund D were exhausted, and remaining employer contributions were made in cash.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Participant accounts may include allocations made under previous Plan programs such as the Bonus Savings Account Program, Income Savings Account Program, and Retiree Insurance Program. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In addition to the vesting requirements described above, allocations to the Retiree Insurance Program are subject to the same vesting requirements as Company Matching contributions, and participants are at all times fully vested in the Bonus and Income Savings Account Programs.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan. Participants who have terminated employment are required to take certain minimum required distributions in accordance with the terms of the Plan and applicable law.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested account balances become available to the Company to reduce Company contributions that are otherwise due under the Plan, with any remaining balances first used to restore account balances in accordance with the terms of the Plan and then used for any permissible purpose, including but not limited to payment of reasonable Plan expenses not otherwise paid by the Company (in its capacity as a settlor) or satisfied through other means. The forfeiture balance as of December 31, 2024 and 2023 totaled $83 and $86, respectively. During 2024, the Company used $1,141 of forfeitures to reduce Company contributions.

Notes Receivable From Participants

Participants who have $1 or more in the Plan may borrow from the total of their fund accounts a minimum of $0.5 up to a maximum equal to the lesser of $50 (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the 15th business day of the month immediately prior to the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loan terms range from 1 to 25 years. Loans outstanding at December 31, 2024 and December 31, 2023 had interest rates ranging from 3.3% to 9.3% and maturities through 2048.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

Interest in Master Trust

Certain investments of the Plan are maintained through the Master Trust. The Plan participates in the Master Trust along with the Colgate-Palmolive Puerto Rico Savings and Investment Plan. The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment income and loss is based upon each plan’s participation in investment options within the Master Trust.

Investment Valuation and Income Recognition

Investments maintained by the Master Trust, other than investments in collective trust funds and synthetic guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by the Bank of New York Mellon, the Master Trust custodian. Collective trust funds are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included as part of the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits.

The plan maintains fully benefit-responsive synthetic GICs with insurance companies, banks and other financial institutions held as investments within the Master Trust at contract value. The synthetic GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

In certain circumstances, the amount withdrawn from the synthetic GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Plan elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract.

The contract issuers could terminate the contract upon short notice at the fair value of the underlying investments in certain circumstances, including the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

As of December 31, 2024 and 2023, there were no reserves against the wrap contracts' carrying values for credit risks of the issuers.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Purchases and sales are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date. The Plan’s interest in the net investment income (loss) of the Master Trust includes the Plan’s share of gains and losses on investments bought and sold as well as held during the year by the Master Trust and its share of interest and dividends earned by the Master Trust and is included in the Statements of Changes in Net Assets Available for Benefits.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

Administration

The Plan is administered by the Committee for the benefit of the Plan participants and their beneficiaries. Administrative expenses are paid by the Plan, unless paid by the Company.

3.Tax Status

The Company has obtained a favorable determination from the Internal Revenue Service ("IRS") in a letter dated August 4, 2017 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. In a letter dated April 15, 2024, the IRS informed the Company that they would perform an examination of the Plan for the year ended December 31, 2022, and in a letter dated September 13, 2024, the IRS informed the Company that such examination had been closed.

4.    Plan’s Interest in Master Trust

Certain Plan investments are part of the Master Trust and the trustee of the Plan is the Bank of New York Mellon. The Plan’s trustee and recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Master Trust.
As of December 31, 2024 and 2023, the Master Trust held investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, separately managed account funds, synthetic GICs and collective trust funds. Refer to Note 1, Description of the Plan for additional discussion on the types of investments held within the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2024:

	Net Assets as of December 31, 2024
	Master Trust	Plan’s Interest in Master Trust
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$333,606	$326,565
Mutual funds	391,971	391,559
Cash reserve funds	9,090	8,985
Separately managed account funds	253,047	253,047
Investments in the fair value hierarchy	987,714	980,156
Investments measured at net asset value(1)	1,406,968	1,398,572
Investments at contract value	179,398	179,188
Total investments	2,574,080	2,557,916
Receivables	992	990
Total assets	2,575,072	2,558,906

Payables	743	739
Total	$2,574,329	$2,558,167
(1) Consists of Collective trust funds.

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2023:

	Net Assets as of December 31, 2023
	Master Trust	Plan’s Interest in Master Trust
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$316,355	$309,597
Mutual funds	388,671	388,247
Cash reserve funds	8,362	8,303
Separately managed account funds	211,156	211,156
Investments in the fair value hierarchy	924,544	917,303
Investments measured at net asset value(1)	1,215,722	1,208,869
Investments at contract value	185,929	185,735
Total investments	2,326,195	2,311,907
Receivables	5,156	5,115
Total assets	2,331,351	2,317,022

Payables	3,894	3,890
Total	$2,327,457	$2,313,132
(1) Consists of Collective trust funds.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents net investment income (loss) for the Master Trust for the year ended December 31, 2024:

Master Trust net investment income (loss):	For the Year Ended December 31, 2024
Interest	$5,734
Dividends	21,582
Appreciation in the fair value of investments, net	326,838
Master Trust net investment income (loss):	$354,154

The Plan’s interest in Colgate-Palmolive Savings & Investment Plans Master Trust's net investment income for the year ended December 31, 2024 was $351,901.

5.     Investments and Fair Value Measurements

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for Plan assets are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost, which approximates fair value. The funds have no restrictions from redemption.

Separately managed account funds: Valued based on the fair values of the underlying securities, which are valued using quoted prices on the active market on which the individual securities are traded.

Collective trust funds: Valued using the NAV practical expedient per unit in each fund. The NAV practical expedient is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV practical expedient per unit as of the redemption date.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the level of valuation input, as applicable, for the Master Trust investments measured at fair value at December 31, 2024:

	Level 1	Total
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$333,606	$333,606
Mutual funds	391,971	391,971
Cash reserve funds	9,090	9,090
Separately managed account funds	253,047	253,047
Investments in the fair value hierarchy	987,714	987,714
Investments measured at net asset value(1)	—	1,406,968
Investments in the Master Trust, at fair value	$987,714	$2,394,682
(1) Consists of Collective trust funds.

The following table presents the level of valuation input, as applicable, for the Master Trust investments measured at fair value at December 31, 2023:

	Level 1	Total
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$316,355	$316,355
Mutual funds	388,671	388,671
Cash reserve funds	8,362	8,362
Separately managed account funds	211,156	211,156
Investments in the fair value hierarchy	924,544	924,544
Investments measured at net asset value(1)	—	1,215,722
Investments in the Master Trust, at fair value	$924,544	$2,140,266
(1) Consists of Collective trust funds.
Investments not in the Master Trust, consisting of Colgate-Palmolive Company Common Stock of $686,593 and $676,511 and Cash reserve funds of $907 and $1,618 at December 31, 2024 and 2023, respectively, are valued using Level 1 inputs.

6.    ESOP Shares Trust

Information about the total assets and liabilities and changes relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2024	2023
Assets:
Fixed income liquid reserve funds	$907	$1,618
Colgate-Palmolive Company Common Stock	686,593	676,511
Interest receivable	4	8
Total assets	687,504	678,137
Liabilities:
Long-term note payable to Colgate-Palmolive Company	19	116
Accrued interest on long-term note	10	11
Total liabilities	29	127
Total	$687,475	$678,010

Year Ended December 31, 2024
Changes in assets and liabilities:
Dividends and interest, net of fees(1)	$15,919
Net appreciation (depreciation) in the fair value of investments	96,191
Transfers to other funds	(28,203)
Interest expense on long-term note	(3)
Distributions to participants	(74,439)
Increase (decrease), net	$9,465

(1) Dividends and interest, net of fees includes $15,265 of reinvested dividends.

7.Reconciliation to Form 5500

At December 31, 2024 and 2023, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $261 and $155, respectively, are not reflected in the financial statements. These amounts are reported as a liability on Form 5500.

8.Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.Related Party and Party-in-Interest Transactions

As of December 31, 2024 and 2023, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by the Bank of New York Mellon, the trustee of the Plan (except Funds D and E) and the Master Trust. Certain cash reserve funds are shares of funds managed by the Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2024, the Plan had $5,656 and $1,980 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Government Cash Management Fund, respectively. As of December 31, 2023, the Plan had $5,101 and $4,787 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. State Street Global Advisors is the trustee of Funds D and E (the “ESOP Shares Trust”). As of December 31, 2024, the Plan had investments in State Street Funds. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon and State Street for the twelve months ended December 31, 2024 were $603 and $27, respectively.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 25, 2025	/s/ Stanley J. Sutula III
Stanley J. Sutula III
Chief Financial Officer
Colgate-Palmolive Company

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Participant loans, maturities ranging from 1 to 25 years	3.3% to 9.3%		**	$12,401

	Colgate-Palmolive Co. Common Stock
*	Fund D	7,428,343	shares	$30,180	$675,311
*	Fund E	124,104	shares	$138	$11,282
	Total Colgate-Palmolive Co. Common Stock				$686,593

	Cash Reserve Funds
*	Fund D	$653		$653	$653
*	Fund E	$44		$44	$44
*	Employee Benefit Temporary Investment FD	$210		$210	$210
	Total Cash Reserve Funds				$907

	Total Investments at fair value				$687,500

*	Plan’s interest in the Master Trust			**	$2,558,167

*	Represents a Party-In-Interest as defined by ERISA
**	Cost information is excluded, as it is not required for participant-directed investments